XINYINHAI TECHNOLOGY, LTD.
No. 16 Dalian Road, Haping Road
Centralized Industrial Park, Harbin Development Zone
P.R. China 150060

September 24, 2009
VIA EDGAR
Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Xinyinhai Technology, Ltd.
Form 10-K for the fiscal year ended December 31, 2008
File No. 000-51012

Dear Ms. Cvrkel:

I am writing in response to your letter dated September 2, 2009.  The Staff’s comment is set forth, followed by our response.

Form 10-K for the fiscal year ended December 31, 2008

Note 10.  Prepaid Expenses page 32

1.
We note your response to our prior comment five, but do not agree with your accounting treatment for the cancellation of shares issued in connection with consulting agreements.  In accordance with paragraph 4 of SFAS No 123(r) this statement applies to all share-based payment transactions in which an entity acquires goods or services by issuing its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier.  Therefore, we do not believe gain recognition for the cancellation of shares is appropriate in light of the circumstances.  Please revise your financial statements to account for cancellations in accordance with the guidance set forth in paragraph 57 of SFAS No. 123(r), rather than how it is currently recorded in your financial statements.

Response to Comment #1

We understand and agree that SFAS 123(r) applies to both employees and non-employees.  However, we continue to believe that the appropriate accounting treatment for the cancellation of shares previously issued to the Company’s consultants is found in EITF 96-18.

Paragraph 7 of SFAS 123(r) states that “If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.  In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

In the present case, the exchange of Xinyinhai common stock for consulting services is a “share-based payment transaction” in which the fair value of the equity instruments is “more reliably measureable than the fair value of the consideration received.”  With respect to transactions of that sort, Paragraph 8 of SFAS 123(r) states:

“This Statement does not specify the measurement date for share-based payment transactions with nonemployees for which the measure of the cost of goods acquired or services received is based on the fair value of the equity instruments issued.  EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” establishes criteria for determining the measurement date for equity instruments issued in share-based payment transactions with nonemployees.”

We believe (as the sub-heading suggests) that paragraphs 9 to 57 of SFAS 123(r) apply only to employees.  For this reason, Paragraph 9 of SFAS 123(r) clarifies that “An entity shall account for the compensation cost from share-based payment transactions with employees in accordance with the fair-value-based method set forth in paragraphs 11–63 of this Statement.”  Combined with Paragraph 8, this statement indicates that paragraphs 9 through 57 of SFAS 123(r) apply only to transactions with employees (as indicated by the sub-heading to that section:  “Accounting for Share-Based Payment Transactions with Employees.”

To support our analysis of the applicability of SFAS 123(r), we have also checked Section 505-50 “Equity-Based Payments to Non-Employees” of Accounting Standards Codification (“ASC”) and confirmed that only paragraphs 1, 4, 5, 6, 7, E1 have been referred to.  The principal guidance of Section 505-50 of ASC is based on EITF 96-18.

Page 1 of EITF 96-18 on “Issue 2—For All Transactions, the Period(s) and the Manner to Recognize”, which is included in Section 505-50-25-4 of ASC, states:

“The Task Force did not address the period(s) or the manner (that is, capitalize versus expense) in which an enterprise should recognize the fair value of the equity instruments that will be issued, other than to reach a consensus that an asset, expense, or sales discount would be recognized (or previous recognition reversed) in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

Since the cancellation of the consulting agreements was due to the failure of consultants to provide the contracted services under the agreements, we consider that recognizing the cancellation of common shares as Other Income is appropriate under the guidance in EITF 96-18.  This would be similar to the case where we have paid cash to the consultants in advance and have recognized expenses during the period of expected services, but have been refunded because of the failure on the part of the consultants.

There were two consulting contracts cancelled in 2008:

-
Liu Yong: He was obliged to provide website construction services to us as outlined in the agreement. However, he failed to perform most of the duties and client was not satisfied with the website maintained by him. Both parties then agreed to cancel the remaining services at no cost, i.e. no cash or equity was given for the services.

-
Cao Qing Xia: She was contracted to provide production technology consulting and printing sourcing services to us, which included a business development plan and technical support. She failed to perform the contracted services and agreed to return the share. No compensation was give to her for the services.

In each case, the amortization period for the stock grant started in November, 2006.  One grant (800,000 shares) was to be amortized over 3 years while the other one (1,200,000 shares) was being amortized over 4 years. Upon the grant date, the shares were recognized as if we had paid out cash for the services. Our recognition of Prepaid Expenses is that when the Company issues common stock for services, the transaction is recorded by reference to fair value on the date of grant as follow:

Dr:	Prepaid Expenses
Amortization
		Cr:	Share Capital
Additional Paid In Capital

When the agreement was reached to cancel the consulting contracts without cost to the Company, the remaining un-expensed share-based payment was treated as a cash refund, resulting in Other Income.  Upon cancellation, everything was reversed, the amortization expenses recognized previously were treated as Other Income.

Dr:	Share Capital
Additional Paid In Capital
		Cr:	Prepaid Expenses
Other Income

In summary, the cancellation of the consulting agreements was due to the failure of consultants to meet their contracted services under the agreements. Pursuant to the guidance in Section 505-50-25-4 of the Accounting Standards Codification, we determined that the appropriate accounting for the unamortized prepaid expense was classification as Other Income.

Yours.

/s/ Tian Ling

Tian Ling, Chief Executive Officer